NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Numbers: 1-12994
000-50694
CUSIP Numbers:
601148109
601148208 601148307
601148406
601148877

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

The Mills Corporation

The Mills Limited Partnership

Full Name of Registrant

N/A

Former Name if Applicable

5425 Wisconsin Avenue, Suite 500

Address of Principal Executive Office (Street and Number)

Chevy Chase, MD 20815

City, State and Zip Code

PART II-RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

The Mills Corporation (“TMC”) and The Mills Limited Partnership (“TMLP”) file joint periodic reports with the Securities and Exchange Commission (the “SEC”). The registrants are filing this notification as required by the rules of the SEC to indicate that their Form 10-Q for the quarter ended June 30, 2006 will not be filed by August 9, 2006, when due, or by August 14, 2006. Accordingly, the registrants are not requesting the five-day extension permitted by the rules of the SEC for filing the Form 10-Q for the quarter ended June 30, 2006.

This notice and the attached explanation discuss the following matters:

•	The process and potential timing of our pending accounting restatement and the related audit;

•	Certain accounting matters that may impact our results of operations and financial condition;

•	Information relating to our liquidity including the maturity of our senior term loan and our ability to continue to pursue our development and other projects, including the Meadowlands Xanadu project; and

•	Management’s assessment of our internal control over financial reporting.

Pending Accounting Restatement and the Related Audit

The registrants are not able to timely file the Form 10-Q because the registrants have not completed their financial statements for the quarter ended June 30, 2006 or the previously announced restatement of the registrants’ financial statements for 2000-2004 and the first three quarters of 2005, which will be reflected in the financial statements included in their 2005 Form 10-K when filed. TMC and TMLP previously filed Form 12b-25s for their 2005 Form 10-K and for their Form 10-Q for the quarter ended March 31, 2006.

The registrants expect to file their Form 10-Q for the quarter ended June 30, 2006 and for the quarter ended March 31, 2006 promptly following the filing of their 2005 Form 10-K. While there can be no assurance of the actual date of filing, the registrants currently expect to file their 2005 Form 10-K during September 2006. As previously disclosed, the filing of the 2005 Form 10-K by the registrants will be made after the Audit Committee of the Board of Directors of TMC, with the assistance of Gibson, Dunn & Crutcher, LLP, the Audit Committee’s outside counsel, completes an independent investigation addressing, among other matters, the previously announced restatement as well as prior restatements announced in February 2003 and February 2005. The registrants, in part as a consequence of this investigation, have also undertaken a comprehensive review of their accounting policies and practices to determine whether these policies and practices are consistent with GAAP. Prior to the filing of the 2005 Form 10-K by the registrants, Ernst & Young LLP, the registrants’ auditors, will also need to complete their audit procedures relating to the 2005 financial statements and the prior period restated financial statements.

In a Form 8-K filed on January 6, 2006, as amended on February 16, 2006, TMC and TMLP reported that they would restate their audited financial results from 2000 through 2004 and their unaudited quarterly results for the first three quarters of 2005 to correct accounting errors related primarily to certain investments by a wholly-owned taxable REIT subsidiary, Mills Enterprises, Inc. (“MEI”), and the accrual of compensation expense related to TMC’s Long-Term Incentive Plan (“LTIP”). In Form 8-Ks and Form 12b-25s filed on March 17, 2006 and May 17, 2006 relating to the delay in filing of the registrants’ 2005 Form 10-K and Form 10-Q for the quarter ended March 31, 2006, respectively, TMC and TMLP reported that, in addition to the accounting for the MEI-related investments and LTIP, among the areas then under review were revenue recognition, cost capitalization, lease accounting, accounting for sales of real estate and purchase price allocations to acquired operating properties. TMC and TMLP also reported that they anticipated that there would be additional adjustments to their historical financial statements and that such additional adjustments could be material, either individually or in the aggregate. Because the restatement, re-audit and audit processes had not been completed at the time of those prior filings, the registrants were unable to determine at that time the exact nature of the additional adjustments. Since then, we have substantially completed our review of our accounting policies and practices and more information about the status of our accounting review is provided below under “Accounting Review - Status of Accounting Review.”

Accounting Review

Status of Accounting Review

As previously disclosed, we have been engaged in a comprehensive review of our accounting policies and practices to determine whether these policies and practices were consistent with GAAP. At this time, we have substantially completed our analysis and determination of whether the accounting issues we have identified pursuant to our review resulted in errors requiring restatement. In addition to the adjustments for accounting errors related primarily to certain MEI investments and the accrual of compensation expense associated with TMC’s LTIP program as described above, we expect to have adjustments with respect to the following matters:

1.	Capitalization of interest to predevelopment and development projects. This adjustment will correct: (a) the prior practice of capitalizing interest based on vacancy following the opening of a development; (b) interest capitalization for equity method investments; (c) inclusion of an incorrect interest rate used to calculate the amount of interest to be capitalized; and (d) the pool of qualifying assets eligible for interest capitalization for costs related to the Meadowlands Empire tract (the Meadowlands property), which was swapped for a leasehold interest in the Continental Arena site (the current site);

2.	Capitalization of overhead costs to predevelopment and development projects. Certain internal TMC departmental costs that were incidental but not directly related to the development effort had been included in overhead cost pools that were capitalized. Capitalized overhead will be adjusted to exclude costs from these departments, with the result that the excluded costs will be expensed in the relevant periods;

3.	Cumulative impact and the ongoing accounting for development and leasing fees and interest income related to our adoption of FIN 46 in 2004. In reviewing the application of Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities (“FIN 46”), it was determined that development and leasing fees paid and/or interest received but capitalized at the joint venture project level for joint ventures consolidated under FIN 46, including the joint ventures with various affiliates of KanAm, a German syndicator of closed- and open-end real estate funds (“KanAm”), should be eliminated in their entirety following the adoption of FIN 46. TMC and TMLP previously interpreted FIN 46 to be consistent with equity method accounting whereby the investor eliminates only its share of any intercompany transaction. Although there was no change in the economic benefits to TMC or TMLP of the fees received when FIN 46 was adopted, this adjustment presents the development and leasing fees and interest income received by and paid to TMC and TMLP, net of related costs, as a reduction of the investment in the venture rather than as income;

4.	Translation from foreign currencies of our investments in our foreign subsidiaries. TMC and TMLP determined that a portion of the gains or losses resulting from translation of the financial statements of their non-U.S. subsidiaries should be accounted for as a component of other comprehensive income or loss and included in the statement of total comprehensive income rather than being accounted for as income or loss and included in the statement of income;

5.	Accounting for grand opening and advertising for development projects. TMC and TMLP have determined that certain costs of marketing new developments, including the cost of grand opening events, should have been expensed and not capitalized as part of the cost of the project. Although these marketing costs may have a long-term benefit to the property by attracting customers to tenants, such costs do not relate directly to renting the property and, therefore, should be accounted for as advertising expenses;

6.	Evaluation of capitalized costs including our accounting for acquisitions of properties. In reviewing predevelopment projects, it was noted that, in some cases, costs associated with the pursuit of a proposed development site should have been expensed after a new site, in the same geographic market, was selected and that capitalization of indirect costs and interest should have been discontinued when there was a cessation of activity. Also, it was determined that certain projects should have been written-off in earlier periods. In reviewing the accounting for acquisitions, it was determined that inconsistent methodologies were used for allocations of purchase price to acquired construction in progress, which amounts are considered to be qualifying assets subject to capitalization of interest. TMC and TMLP have established a consistent policy (based on square footage) that will be used in the restatement and going forward;

7.	Evaluation of foreign tax exposures. Certain foreign tax contingency exposures related to withholding, value-added and income taxes were determined to be probable liabilities under SFAS No 5, Accounting for Contingencies. These contingencies should have been viewed as probable and should have been recorded in years prior to 2005. These contingencies relate primarily to development and construction activities and property acquisitions; and

8.	Other items that have a cumulative impact of less than $10 million individually. Other items, each of which individually is less than $10 million, are partially offsetting and have an aggregate net impact of less than $20 million.

At this time, the cumulative impact of the accounting errors, including the MEI and LTIP errors discussed above, are expected to reduce stockholders’ equity of TMC by $295 million to $315 million (with an impact to TMLP of $395 million to $415 million). The expected negative impact to TMC’s and TMLP’s net income is (amounts in millions):

	2003	2004	Nine Months Ended 9/30/05
TMC	$55	$95	$60
TMLP	$75	$115	$70

Included in the reported net income for 2004 was the cumulative effect of the adoption of FIN 46 of $42 million (increase to net income) for TMC and $51 million for TMLP. Included in the cumulative impact and in the impact on net income for 2004 is an adjustment of approximately $38 million for TMC and $44 million for TMLP, which reduces the previously reported cumulative effect in 2004. We have also discussed our conclusions with respect to these items with the Audit Committee of our Board of Directors and Ernst & Young. Although our accounting review is substantially complete, we continue to subject these preliminary conclusions to further analysis and expect to provide an update on any remaining issues following the completion of our review and the discussion of those issues with the Audit Committee and Ernst & Young. Our conclusions remain subject to our further analysis in the course of the completion of the Audit Committee’s investigation, the completion of our restatement and Ernst & Young’s audit.

Planned Change in Accounting Principle

In addition to the accounting errors requiring restatement adjustments enumerated under “Status of Accounting Review”, TMC and TMLP plan to change their accounting policy for interest capitalized to predevelopment and development projects effective January 1, 2005. The change in accounting for interest capitalized would adjust the rate used for capitalization to the weighted average of all debt outstanding as opposed to the high to low method previously employed.

The pro forma impact of the change in accounting for interest capitalized would be to reduce TMC’s net income and stockholders’ equity as previously reported for the first three quarters of 2005 by approximately $23 million and TMLP’s net income and equity as previously reported for the first three quarters of 2005 by approximately $26 million. The cumulative effect for all periods prior to the change in accounting for interest capitalized as of January 1, 2005 is also expected to reduce TMC’s net income and stockholders’ equity by approximately $19 million and TMLP’s net income and equity by approximately $24 million.

Impairment Charges

As previously reported on a Form 8-K filed on January 6, 2006, TMC and TMLP changed their business strategy and correspondingly decided on December 30, 2005 to reduce the number of predevelopment projects and to write-off the associated capitalized cost of the abandoned projects. Accordingly, ten predevelopment projects were written off in the fourth quarter of 2005. TMC and TMLP disclosed in that Form 8-K that a charge of $71 million related to these projects was expected in the fourth quarter of 2005. As part of the restatement, it has been determined that certain of these projects were previously impaired and should have been written off in prior periods. Additionally, the planned change in accounting principle and certain of the accounting errors discussed above impact the carrying values and reduce the amount of the total charge expected in the fourth quarter of 2005, such that the total charge in the fourth quarter of 2005 for TMC is expected to be approximately $35 million and for TMLP is expected to be approximately $40 million.

Apart from the restatement, TMC and TMLP are required to periodically assess their operating properties for impairment under SFAS No.144 Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). Although this review has not been completed for 2005 or the first two quarters of 2006, at this time, TMC and TMLP believe that the Cincinnati Mills project did not satisfy the undiscounted cash flow test set forth in SFAS 144 as of December 31, 2005. As a result, it is expected that a write-down of approximately $44 million for TMC (with an impact to TMLP of approximately $51 million) will be recorded in the fourth quarter of 2005 with respect to this property. Further, TMC believes the investment in the Columbus City Center, accounted for using the equity method, is impaired and it is expected that a write-down of approximately $6 million for TMC (with an impact to TMLP of approximately $7 million) will be recorded in the fourth quarter of 2005.

In the second quarter of 2006, TMC and TMLP decided to sell their investment in FoodBrand, an entity that master leases, manages and operates food courts and restaurants at certain of our malls and third party facilities that is accounted for using the equity method. Accordingly, TMC and TMLP expect that a write-down with an impact of approximately $10 million to TMC (with an impact to TMLP of approximately $12 million) will be recorded with respect to this investment during such quarter. TMC and TMLP also expect to take a charge in the second quarter of 2006 for impairment related to Pittsburgh Mills, which may be sold, resulting in an impact of approximately $20 million for TMC (with an impact to TMLP of approximately $23 million) and to write-off approximately $5 million for TMC (with an impact to TMLP of approximately $6 million) for Vallejo, a domestic pre-development project located in California, that was abandoned during the second quarter of 2006. During the second quarter of 2006, TMC decided to explore the possible sale of its European operations. This decision is expected to negatively impact the net realizable value of certain predevelopment projects in Europe. Accordingly, a write-down with an impact to TMC of up to $17 million (with an impact to TMLP of approximately $19 million) is expected to be recorded in the second quarter of 2006. Mercati Generali, which is located in Rome and is TMC’s and TMLP’s remaining European predevelopment project, has a carrying value of approximately $11 million. TMC intends to explore various strategies with respect to this project. If TMC is not successful in these efforts, impairment may result.

Because the financial statements for 2005 and the first two quarters of 2006 have not yet been finalized, it is possible that additional material impairment charges and write-downs will be recorded in such financial statements once they are finalized.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Richard J. Nadeau (Name)	(301) (Area Code)	968-6000 (Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s). ☐ Yes ☒ No

Form 10-K for year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A hereto.

The Mills Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 10, 2006	By:	/s/ RICHARD J. NADEAU
	Name:	Richard J. Nadeau
	Title:	Executive Vice President and Chief Financial Officer

The Mills Limited Partnership

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 10, 2006	By:	/s/ RICHARD J. NADEAU
	Name:	Richard J. Nadeau
	Title:	Executive Vice President and Chief Financial Officer of The Mills Corporation, as general partner of The Mills Limited Partnership

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

Attachment A

Explanation Referred to in Part IV, Item (3) of Form 12b-25

The registrants are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations they expect to report for the second quarter of 2006 will reflect any significant changes from the results of operations for the second quarter of 2005.

The Mills Corporation

The restatement and re-audit process described under Part III above has not been completed and, due to the restatement and re-audit process described under Part III above, The Mills Corporation (“TMC”) has not closed its books for 2005 or for the first two quarters of 2006. Accordingly, TMC is unable to provide a reasonable estimate of either its second quarter 2006 or its second quarter 2005 results of operations. As a result, TMC cannot at this time estimate what significant changes will be reflected in its second quarter 2006 results of operations or its second quarter 2005 results of operations. While TMC is unable at this time to report its 2005 year end or quarterly or six month results of operations for 2006, TMC can report that (a) it is currently anticipated that the cumulative effect of adjustments discussed above in Part III that are expected to result from this process will have a negative impact on TMC’s reported financial position as of June 30, 2006 and (b) its results have been adversely impacted by the impairment charges, by increased interest expense related to the fees and rates included in the Goldman Sachs Senior Term Loan and the costs associated with the accounting restatement, the Audit Committee investigation, retention bonuses and severance. As noted in Part III, TMC and TMLP currently expect to record impairment charges and asset write-downs with an impact to TMC of approximately $98 million in the fourth quarter of 2005 and approximately $52 million in the second quarter of 2006 and with an impact to TMLP of approximately $85 million in the fourth quarter of 2005 and approximately $60 million in the second quarter of 2006.

The Mills Limited Partnership

The Mills Limited Partnership (“TMLP”) is TMC’s operating partnership subsidiary. TMC is TMLP’s sole general partner and owned a 1.0% general partner interest and an 86.4% limited partner interest in TMLP as of June 30, 2006. The principal difference between the financial statements of TMC and TMLP is the elimination of the minority interest in TMC’s financial statements for the TMLP partnership interests held by outside partners. As such, except for the minority interest, the financial statements of TMLP largely mirror those of TMC. For the reasons indicated under “The Mills Corporation” and except as indicated above, TMLP is similarly not able at this time to reasonably anticipate what significant changes will be reflected in its second quarter 2006 results of operations as compared to its second quarter 2005 results of operations.

Liquidity and Related Matters

Maturity of Senior Term Loan

A previously reported in a Form 8-K filed on May 24, 2006, TMLP’s Senior Term Loan with Goldman Sachs Mortgage Company (“GSMC”) with an outstanding balance as of June 30, 2006 of approximately $1.91 billion has a maturity of December 31, 2006, with two alternative extension options. Under one alternative, TMLP can extend the facility until June 30, 2008 if, among other things, it consummates a recapitalization transaction reasonably acceptable to GSMC, as Administrative Agent, prior to December 31, 2006 that provides sufficient proceeds to repay at least $850 million towards principal, interest and fees then outstanding under the Senior Term Loan. Under the other alternative, TMLP can extend the maturity for two 90-day periods through June 30, 2007 if, among other things, the TMC Board of Directors has adopted, prior to December 1, 2006, a plan, reasonably acceptable to the Administrative Agent, to sell or recapitalize TMC’s and its subsidiaries’ assets or TMC has entered into a definitive merger agreement or other similar agreement that would provide for repayment of the Senior Term Loan in full. To be eligible for either extension alternative, TMLP will also have to file its audited financial statements and prepare a budget approved by the Administrative Agent showing that TMLP will have, among other things, adequate liquidity for the applicable extension period. If the conditions for the exercise of either option extension of the maturity date are not satisfied, the facility will be due and payable in full on December 31, 2006.

Ernst & Young Auditors’ Reports

While the audits are not complete, it is expected that the audit reports of Ernst & Young LLP on the consolidated financial statements of TMC and TMLP for the year ended December 31, 2005 will contain an explanatory paragraph to the effect that there is substantial doubt about the ability of TMC and TMLP to continue as going concerns due principally to the maturity date of TMLP’s Senior Term Loan.

Ability to Continue Development and Other Projects

TMLP’s Senior Term Loan provides sufficient funding for development project costs and other liquidity needs only through December 31, 2006. Significant capital is required for TMLP’s construction, development, redevelopment and renovation projects. Access to future capital is dependent on many factors outside of TMC’s and TMLP’s control. If TMC is not sold, including in connection with the previously announced strategic alternatives process currently underway with respect to TMC, and if TMC and TMLP cannot raise the necessary capital, their construction, development, redevelopment and renovation activities will be significantly curtailed, which could have an adverse future impact on the carrying values of certain assets. For example, although a development budget for the Meadowlands Xanadu project has not been approved, TMC and TMLP have undertaken an internal review of the development and construction budget for the Meadowlands Xanadu project and believe that, based on the current scope of the project and the expected tenant allowances required, the total estimated cost at completion, net of certain recoveries, will be approximately $2.0 billion. At this time, construction financing for the Meadowlands Xanadu project has not been obtained and it is likely that significant remaining leasing activity will be required before a construction loan can be obtained. In the event a project development budget is approved and construction financing is not obtained, under the Meadowlands Mills Limited Partnership Agreement between affiliates of TMLP and KanAm, TMLP is required to provide construction financing for the project. TMC is having discussions with its partner and others to resolve this requirement. If, among other things, a construction loan for the project is not obtained in a timely manner or if a decision is made to sell this project, an impairment write-down with respect to this project is possible in the future. As of June 30, 2006, TMC’s investment carrying value was approximately $380 million.

Exploration of Strategic Alternatives

The Company is continuing to actively pursue the exploration of strategic alternatives first announced on February 23, 2006 and previously reported on a Form 8-K filed on February 24, 2006. The completion of the restatement process is expected to facilitate the strategic alternatives process although there can be no assurance that the exploration of strategic alternatives will result in any transaction.

Management’s Assessment of Internal Control Over Financial Reporting; Sarbanes Oxley Act Section 404

In accordance with Section 404 of the Sarbanes Oxley Act of 2002, our management has been assessing the effectiveness of our internal control over financial reporting as of December 31, 2005, and management’s report on this assessment will be included with our Form 10-K filed for the year ended December 31, 2005. To date, we have identified control deficiencies as of December 31, 2005 in a number of areas, including in the selection, application and monitoring of accounting policies. Management expects to conclude that some of the identified deficiencies were either material weaknesses or significant deficiencies that, in the aggregate, constituted material weaknesses as of December 31, 2005. Accordingly, management’s evaluation of the effectiveness of TMC’s and TMLP’s internal control over financial reporting as of December 31, 2005 is expected to reference certain material weaknesses and conclude that TMC’s and TMLP’s internal control over financial reporting was not effective as of December 31, 2005 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. In addition, Ernst &Young’s audit reports are also expected to concur with management’s conclusions on the effectiveness of internal control over financial reporting by TMC and TMLP as of December 31, 2005. Management also may uncover additional deficiencies as this assessment process continues.

* * * * *

Statements in this notification, including in Attachment A, that are not historical, including, among other things, as to the pending restatement of the registrants’ financial statements and the nature of the proposed restatement adjustments identified to date, the anticipated impacts of restatement adjustments identified to date, the expected filing of the registrants’ 2005 Form 10-K and their Form 10-Qs for the quarters ended June 30, 2006 and March 31, 2006, the expected inclusion of a going concern explanatory paragraph in Ernst &Young’s audit reports on the 2005 audited financial statements of TMC and TMLP, the anticipated conclusions regarding management’s assessment of our internal control over financial reporting and the auditors’ evaluation of this assessment, the planned change to our accounting principle for interest capitalized to predevelopment and development projects, the estimated cost to compete the Meadowlands Xanadu and the status of other development projects, any anticipated significant changes in results in operations for the second quarter of 2006 compared to second quarter of 2005, the impairments and assets write-downs expected to be recorded, including those expected to be recorded in the second quarter of 2006, TMC’s and TMLP’s liquidity needs and the status of our exploration of strategic alternatives, may be deemed forward-looking statements within the meaning of the federal securities laws. Although the registrants believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, the registrants can give no assurance that their expectations will be attained and it is possible that our actual circumstances and results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties, including the identification of any additional matters requiring adjustment, the length of time needed for the Audit Committee to complete its investigation or for Ernst & Young to complete their procedures, any actions taken by the SEC or other factors. The registrants undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The reader is directed to the registrants’ various filings with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and its annual reports on Form 10-K for a discussion of such risks and uncertainties.